GROUP

RECEIVED

2008 AUG 11 P 2:-?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08004248

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 07 August 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

PROCESSED
AUG 13 2008
THOMSON REUTERS

Enclosures

07 August 2008	Disclosure pursuant to section 26 of the German Securities Trading Act – Orbis Group
05 August 2008	Press Release: New members of the Supervisory Board of Hypo Real Estate Holding AG
30 July 2008	Press release: DEPFA ACS BANK welcomes the U.S. Treasury Department's Statement regarding the development of a Covered Bond market in the United States

8/12

Shareholding Disclosures

07.08.2008 - Mitteilung nach § 26 WpHG - Orbis Group

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

1. Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Orbis Holdings Limited, Hamilton HM 11, Bermuda, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 06 August 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 04 August 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis Holdings Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved above the threshold of 5 % on 04 August 2008 and amounts to 5.02 % (10,089,486 voting rights) as per this date.

Thereof 5.02 % (10,089,486 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG.

3.54 % (7,127,386 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.

Voting rights that are to be allocated to us (according to section 22 para. 1 sentence 1 no. 1 of the WpHG) are held via the following company which is controlled by us whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG: Orbis Global Equity Fund Limited

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para 1 sentence 1 no. 6, sentence 2 of the WpHG: Orbis Global Equity Fund Limited'

2. Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Orbis World Limited, Hamilton HM 11, Bermuda, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 06 August 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 04 August 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis World Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved above the threshold of 5 % on 04 August 2008 and amounts to 5.02 % (10,089,486 voting rights) as per this date.

Thereof 5.02 % (10,089,486 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG.

3.54 % (7,127,386 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.

Voting rights that are to be allocated to us (according to section 22 para. 1 sentence 1 no. 1 of the WpHG) are held via the following company (which is controlled by Orbis Holdings Limited) whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG: Orbis Global Equity Fund Limited

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para 1 sentence 1 no. 6, sentence 2 of the WpHG: Orbis Global Equity Fund Limited'

3. Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Pictet Overseas Trust Corporation Limited, Nassau, Bahamas, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 06 August 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 04 August 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Pictet Overseas Trust Corporation Limited (as trustee for the Orbis Holdings Trust) hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved above the threshold of 5 % on 04 August 2008 and amounts to 5.02 % (10,089,486 voting rights) as per this date.

Thereof 5.02 % (10,089,486 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG.

3.54 % (7,127,386 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.

Voting rights that are to be allocated to us (according to section 22 para. 1 sentence 1 no. 1 of the WpHG) are held via the following company (which is controlled by Orbis Holdings Limited which is controlled by Orbis World Limited which is controlled by us) whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG: Orbis Global Equity Fund Limited

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para 1 sentence 1 no. 6, sentence 2 of the WpHG: Orbis Global Equity Fund Limited'

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate

Press Release

New members of the Supervisory Board of Hypo Real Estate Holding AG

- **J. Christopher Flowers, Dr. Renate Krümmer and Richard S. Mully represent new investor group**
- **Francesco Ago, Antoine Jeancourt-Galignani and Maurice O'Connell are retiring from the Board**

Munich, 5 August 2008 – Three new members are joining the Supervisory Board of Hypo Real Estate Holding AG. Former Board members Antoine Jeancourt-Galignani (71) and Maurice O'Connell (72) are retiring from the supervising committee of the leading international public and real estate financier. Dr. Renate Krümmer (51), Managing Director of J.C. Flowers & Co. GmbH and Richard S. Mully (47), founder and Managing Partner of the investment group Grove International Partners LLP, have been newly appointed.

With effect from 11 August 2008, Francesco Ago (56) has resigned his seat on the Supervisory Board and will be replaced by J. Christopher Flowers (50), founder and Managing Director of J.C. Flowers & Co. LLC. An investor group coordinated by J.C. Flowers, to which the Grove Group belongs, took a stake in Hypo Real Estate Holding in June 2008.

The Chairman of the Supervisory Board of Hypo Real Estate Holding AG, Kurt F. Viermetz, thanked the departing members of the committee for their outstanding contributions: "Your helpful advice has been greatly valued by both the Supervisory Board and the Management Board. Of course, we are very pleased, in Mr Flowers, Dr. Krümmer and Mr Mully, to have gained three such distinguished

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

and highly respected experts from the world of international finance for our Supervisory Board."

Hypo Real Estate Group

Following the acquisition of DEPFA Bank plc in October 2007, **Hypo Real Estate Group** has evolved into one of the leading international financial services providers for commercial real estate lending, public finance and infrastructure finance. The Group, with total assets of € 392 billion, 2000 employees and offices across Europe, the Americas and Asia, consists of the non-operational listed Hypo Real Estate Holding AG and operational entities. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG conduct the international real estate financing business. DEPFA and DEPFA Deutsche Pfandbriefbank AG conduct the public sector and infrastructure finance business. Additional information is to be found on www.hyporealestate.com.

Press contacts:

Hans Obermeier
T +49 (0) 89 – 20 30 07 787
F +49 (0) 89 – 20 30 07 33 787
Mail: hans.obermeier@hyporealestate.com

Oliver Gruss
T +49 (0)89 203007 781
F +49 (0)89 203007 772
Mail: oliver.gruss@hyporealestate.com

DEPFA BANK
DEPFA ACS BANK
A member of Hypo Real Estate Group

Press release

DEPFA ACS BANK welcomes the U.S. Treasury Department's Statement regarding the development of a Covered Bond market in the United States

Dublin, 30 July 2008 - DEPFA ACS BANK, a global specialist lender to the public sector and an active issuer of public sector backed covered bonds (Irish Asset Covered Securities), welcomes the best practice guide issued by the Department of the Treasury to encourage the development of a Covered Bond market in the United States.

The Treasury statement and the widespread market support at this early stage bode well for the creation of a robust U.S. Covered Bond market.

The focus on high quality and well diversified dynamic cover pools, coupled with strong asset monitoring and disclosure, indicate that the US version of this well-established European product will be instantly recognisable to the international Covered Bond investor base.

DEPFA ACS Bank also welcomes the consideration given to ensure that this product has the greatest possible level of liquidity. The establishment, under the auspices of SIFMA of a U.S. Covered Bond Traders Committee, is an important step in the future development of the market.

Bo Heide-Ottosen, Executive Director DEPFA BANK plc and Julia Hoggett, Managing Director DEPFA ACS BANK comment:
"We look forward to actively supporting the development of the Covered Bond market in the United States through the issuance of public sector Covered Bonds under the Irish Asset Covered Securities legislation."

DEPFA ACS BANK

DEPFA ACS BANK is a designated credit institution under the Irish Asset Covered Securities legislation. It is the leading issuer of public sector backed ACS rated Aaa/AAA/AAA by Moodys, S&P and Fitch. DEPFA ACS BANK has stable ratings of Aa3/A/AA-.

DEPFA BANK plc

DEPFA BANK plc (Dublin), DEPFA ACS BANK's direct parent, is a leading provider of public sector and infrastructure financing on an international scale. The bank is a partner for a broad range of public sector entities, public sector companies and private companies as part of public private partnership arrangements. DEPFA caters to clients globally through 29 offices in the Americas, Europe and Asia. Since October 2007 DEPFA has formed part of Hypo Real Estate Group. For more details see www.depfa.com.

Contact for the media:
Oliver Gruss
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Contact for Debt Investor Relations
Julia Hoggett
DEPFA ACS BANK
Tel.: +353 1 792 2003
Fax: +353 1 792 2211
E-Mail: julia.hoggett@depfa.com

END